SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                            VEGA-ATLANTIC CORPORATION
                                (Name of Issuer)

                       Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    922485206
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                      --------------------------
CUSIP No.   922485206                             Page 2  of 7    Pages
--------------------------                      --------------------------

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1       NAME OF REPORTING PERSON:           Alexander W. Cox
        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON:                      N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                   (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     CASH/ACCRUED INTEREST
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                 [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
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                          7      SOLE VOTING POWER
                                 4,323,300 Shares of Common Stock
        NUMBER OF      ---------------------------------------------------
        SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH        ---------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER
          PERSON                 4,323,300 Shares of Common Stock
           WITH
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,323,300 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                      [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.6%
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14      TYPE OF REPORTING PERSON                   INDIVIDUAL
--------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Alexander W. Cox, an individual ("Cox"), as the reporting person hereunder, relative to the acquisition by Cox of certain shares of common stock issued by Vega-Atlantic Corporation. Cox has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Vega-Atlantic Corporation ("VGAA"). VGAA maintains its principal executive offices at 4600 South Ulster Street, Suite 240 Denver, Colorado 80237.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Alexander W. Cox, an individual and citizen of Canada. The address for Cox is 428 - 755 Burrard Street, Vancouver, British Columbia V6Z 1X6 Canada.

     Pursuant to General Instruction C of Schedule 13D, Cox (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to the Instruction C Person, are as follows:

--------------------------------------------------------------------------------
     Name                                    Business Address
     ----                                    ----------------

Alexander W. Cox                             428 - 755 Burrard Street
                                             Vancouver, British Columbia
                                             Canada V6Z 1X6
 -------------------------------------------------------------------------------

     Cox has the sole right to control the disposition of and vote the VGAA securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 15, 2000, VGAA and Cox entered into a convertible promissory note (the "Note"). On December 27, 2000, pursuant to the terms of the Note, Cox converted the principal and accrued interest thereon in the amount of $99,075.31 into shares of VGAA common stock at the conversion price of $0.12 per share. The Note further provided that in the event VGAA approved a reclassification involving a reverse stock split, the Note conversion price would be adjusted. Based upon the reverse stock split approved by the shareholders of VGAA on December 15, 2000, the Note conversion price was adjusted to and effected at $0.03 per share. VGAA and Cox also simultaneously entered into a settlement agreement dated December 27, 2000 (the "Settlement Agreement") in which VGAA agreed to issue shares of its common stock as payment for accrued interest on previous advances made by Cox to VGAA in the amount of $8,124.53. Therefore, on December 27, 2000, VGAA issued to Cox an aggregate of 3,573,300 shares of common stock (3,302,510 shares pursuant to conversion of the Note and 270,790 pursuant to the Settlement Agreement). A copy of the Note between VGAA and Cox is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of conversion of the Note and satisfaction of accrued interest on previous advances owed by VGAA to Cox as follows:

     (i) VGAA issued to Cox a convertible promissory note dated December 15, 2000 in the principal amount of $99,075.31. The terms of the Note provide that the holder thereof may convert the principal and accrued interest thereon into shares of VGAA's restricted common stock at $0.12 per share. The Note further provided that in the event VGAA approved a reclassification involving a reverse stock split, the Note conversion price will be adjusted. Therefore, Cox converted the Note into shares of VGAA's restricted common stock at $0.03 per share.

     (ii) VGAA and Cox entered into a settlement agreement dated December 27, 2000 whereby Cox agreed to settle the debt of $8,124.53 owed to him by VGAA and accept the issuance of restricted common shares of VGAA at the rate of $0.03 per share as settlement for accrued interest on previous advances due and outstanding to Cox as of the date of the Settlement Agreement.

     Pursuant to the instructions for items (a) through (j) of Item 4, Cox has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Cox has acquired 3,573,300 shares of restricted common stock of VGAA. Cox may consider the acquisition of additional securities of VGAA, the issuer, but has no present plans or proposals to do so.

     (b) Cox has no present plans or proposals to cause a merger or effect a liquidation or reorganization of VGAA or to enter into extraordinary corporate transactions.

     (c) Cox has no present plans or proposals to cause a sale or transfer of a material amount of assets of VGAA.

     (d) Cox plans to exercise the voting rights associated with ownership of shares of common stock of VGAA.

     (e) Cox has no present plans or proposals to cause a material change in the capitalization of VGAA.

     (f) Cox has no present plans or proposals to make any other material change to the business or corporate structure of VGAA.

     (g) Cox has no present plans or proposals to change VGAA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of VGAA by any person.

     (h) Cox has no present plans or proposals to cause VGAA's common stock from not being quoted on the OTC Bulletin Board.

     (i) Cox has no present plans or proposal relating to a class of securities of VGAA becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Cox does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 1, 2001, Cox beneficially owned 4,323,300 shares (or approximately 29.6% of the outstanding shares) of VGAA's common stock as follows:

                  Holder                               Number of Shares
                  ------                               ----------------

                  Alexander W. Cox                          550,000
                  Alexander W. Cox                          200,000
                  Alexander W. Cox                        3,573,300

                  Total                                   4,323,300

     (b) No Instruction C Person owns any other common or preferred shares of VGAA. Cox has sole power to vote or to direct the voting of the 4,323,300 common shares of VGAA held by Cox.

     (c) As of December 27, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving VGAA equity securities, other than the acquisition by Cox on December 6, 2000 of the 550,000 and 200,000 shares of common stock, respectively, have been engaged in by Cox, or by any associates of said party, nor does the said party have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Convertible Promissory Note dated December 15, 2000 between Vega-Atlantic Corporation and Alexander Cox.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 12, 2001                      /s/ Alexander W. Cox
-----------------------                      --------------------
                                             Alexander W. Cox